UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Nutcase Milk Inc.

Legal status of issuer
    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    January 4, 2023

Physical address of issuer
838 Walker Road Suite 21-2, Dover, DE 19904

Website of issuer
https://drinknutcase.com

Name of intermediary through which the Offering will be conducted
Jumpstart Micro Inc. D/B/A Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering.
3% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
No.

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
SAFEs (Simple Agreement for Future Equity)

Target number of Securities to be offered
100,000

Price (or method for determining price)
A SAFE providing its holder a right to acquire certain shares of the Company's Common Stock or Preferred Stock (together, the "Capital Stock"), as applicable, at a valuation cap of $20 Million. If there is a Preferred Equity Financing before the termination of the SAFE, then the SAFE will automatically convert into shares of Preferred Stock. If there is a Common Equity Financing, or a transaction in which the Company issues and sells Common Stock under Regulation A (17 CFR 230.261 et seq.), then the SAFE will automatically convert into shares of Common Stock.

Target offering amount
$100,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
August 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering

amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	December 31, 2024	December 31, 2023
Total Assets	$421,092	$181,810
Cash & Cash Equivalents	$48,433	$181,810
Accounts Receivable	$25,154	-
Short-term Debt	$16,279	$11,764
Long-term Debt	$950,000	$350,000
Revenues/Sales	$185,402	-
Cost of Goods Sold	$112,315	-
Taxes Paid	-	-
Net Income/(Loss)	($367,440)	($180,045)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 6, 2025

FORM C

Up to $1,000,000

Nutcase Milk Inc.

SAFEs (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Nutcase Milk Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in the SAFEs (Simple Agreement for Future Equity) of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000 and up to $1,000,000 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro Inc. D/B/A Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive compensation related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$7.50	$242.50
Aggregate Minimum Offering Amount	$100,000.00	$3,000	$97,000
Aggregate Maximum Offering Amount	$1,000,000.00	$30,000	$970,000

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://drinknutcase.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 6, 2025.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate,"

"estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

DISCLAIMER OF TELEVISION PRESENTATION

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year. Once posted, the annual report may be found on the Company's website at: https://drinknutcase.com. The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Nutcase Milk Inc. (the "Company") was incorporated under the laws of Delaware on January 4, 2023. The Company is located at 838 Walker Road Suite 21-2, Dover, DE 19904.

The Company's website is https://drinknutcase.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Nutcase Milk Inc. combines the nostalgic appeal of Nesquik with a premium, better-for-you nut milk, in sleek adult packaging. Made with cashews and naturally sweetened with dates and agave, it has no refined sugar, no artificial sweetener, and no oils.

The Offering

Minimum Offering Amount	$100,000
Maximum Offering Amount	$1,000,000
Purchase price per Security	A SAFE providing its holder a right to acquire certain shares of the Company's Common Stock or Preferred Stock (together, the "Capital Stock"), as applicable, at a valuation cap of $20 Million. If there is a Preferred Equity Financing before the termination of the SAFE, then the SAFE will automatically convert into shares of Preferred Stock. If there is a Common Equity Financing, or a transaction in which the Company issues and sells Common Stock under Regulation A (17 CFR 230.261 et seq.), then the SAFE will automatically convert into shares of Common Stock.
Minimum investment amount per investor	$250.00
Offering deadline	August 31, 2025

Use of proceeds	See the description of the "use of proceeds" in this Form C.
Voting Rights	SAFE holders do not have any voting rights. See the description of the voting rights in this Form C.

RISK FACTORS

Risks Related to the Company's Business and Industry

Limited Operating History.

We are an early-stage company with a limited operating history. As such, we have little historical financial data or track record to help you evaluate our business and prospects. Our success will depend on our ability to develop our brand, produce and sell our products, and achieve profitability, which may not occur.

Lack of Revenue and Reliance on External Financing.

We have generated minimal revenue to date and continue to rely heavily on external financing to fund our operations. There is no guarantee that we will generate significant or sustained revenue in the near future or that we will be able to raise additional capital when needed. If we are unable to obtain additional funding on acceptable terms, our business may fail.

Food Safety and Regulatory Compliance.

We operate in a highly regulated industry and are subject to extensive federal, state, and local food safety laws, including regulations enforced by the FDA and other health departments. Any failure to comply with these regulations could result in fines, product recalls, or business shutdowns, all of which would adversely impact our business.

Consumer Preferences and Brand Acceptance.

Our success depends on consumer demand for nut milk and related plant-based products. Consumer tastes can be unpredictable, and failure to build a strong brand or adapt to changing preferences may negatively impact our sales and growth potential.

Supply Chain Disruptions.

We rely on a consistent supply of raw materials including nuts, packaging, and other inputs. Disruptions in our supply chain, due to climate events, shortages, or shipping delays, could hinder our ability to produce and deliver our products.

Reliance on a Limited Number of Key Suppliers.

We rely on a small number of suppliers for critical components of our production, including manufacturing and packaging. For example, one company handles both the co-packing of our milk and supplies our cans and packaging materials. If this supplier experience disruptions, increase prices, or terminate their relationship with us, it could significantly hinder our ability to produce and deliver products, thereby affecting our sales and reputation.

Dependence on Third-Party Manufacturers.

We intend to rely on third-party manufacturers or co-packers for production. If these manufacturers fail to meet our quality standards, timelines, or production volume needs, our business and reputation could suffer.

Scaling Production and Distribution.

As we grow, we may encounter operational challenges related to scaling production, managing inventory, and expanding distribution. Failure to manage this growth effectively could result in delays, inefficiencies, or product shortages.

Dependence on Key Personnel.

Our success depends heavily on the continued service of our founders and key personnel. The loss of any of these individuals could disrupt our operations and hinder growth.

Limited Industry Experience of Management.

Our management team has limited experience in the food and beverage industry and has not previously managed a business subject to the specific operational, regulatory, and competitive challenges we face. This inexperience may lead to decisions that negatively impact our business, delay our growth, or hinder our ability to operate efficiently.

Marketing and Customer Acquisition Risks.

Our ability to generate sales depends on effectively marketing our brand and acquiring customers. If our marketing efforts are unsuccessful or too costly, we may fail to achieve profitability.

Competition from Established Brands

We face significant competition from well-established brands in the plant-based milk industry, many of which have greater financial resources, brand recognition, and distribution networks. Competing effectively may require significant investment in marketing and product development.

Rising Costs of Raw Materials.

Prices for nuts and other raw materials can fluctuate due to factors beyond our control, such as weather conditions, tariffs, and global demand. Rising input costs may increase our cost of goods sold and reduce profitability.

Environmental and Sustainability Concerns.

Production of certain nut milks, such as almond milk, requires significant water and natural resources. We may face scrutiny from environmental groups or consumers concerned about sustainability, which could impact our reputation and sales.

Product Liability and Recall Risks.

As a food company, we are subject to the risk of product contamination, mislabeling, or spoilage. Any product liability claims or recalls could result in significant costs and damage to our brand.

Dependence on Shelf Space or Digital Ad Spend.

Our success may depend on securing retail shelf space or investing in paid digital advertising. Failure to achieve visibility in key channels could limit our growth.

<u>Risks Related to the Securities</u>

No Public Market/Lack of Liquidity.

There is no public market for the Securities, and none is expected to develop. Investors may be unable to sell their investment or realize a return in the near term, if at all.
Speculative Nature of the Investment.

An investment in our Securities is speculative and involves a high degree of risk. You should be prepared to lose your entire investment.

No Voting Rights.

The Securities do not carry voting rights. As a result, investors will have no ability to influence company decisions or the election of directors.

Broad Discretion in Use of Proceeds

We will have broad discretion in how we use the proceeds from this Offering. Our management may allocate capital in ways that do not improve our financial results or increase shareholder value.

Risk of Future Dilution.

We may raise additional capital in the future through the issuance of equity securities, which could dilute existing investors' ownership and economic interests.

Exceeding 2,000 Investors May Trigger Reporting Requirements.

If we raise capital from more than 2,000 investors and have more than $10 million in assets, we may be required to register with the SEC under the Exchange Act, resulting in increased compliance costs and administrative burdens.

BUSINESS

Overview

Nutcase Milk Inc. ("Nutcase" or the "Company") is a Delaware corporation founded in 2023 and headquartered in Las Vegas, Nevada. Nutcase develops and markets shelf-stable, plant-based cashew milk beverages designed to offer a nostalgic and nutritious alternative to traditional dairy-based chocolate milk. Its initial product line includes Chocolate, Vanilla, and Strawberry flavors — all dairy-free, gluten-free, and naturally sweetened with dates and agave syrup, without added oils, refined sugars, or artificial ingredients.

Nutcase targets health-conscious consumers seeking clean-label, functional beverages that balance flavor with nutritional benefits. The Company sells its products through direct-to-consumer channels including its Shopify website, Amazon, and TikTok Shop, and has begun retail placements with partners such as Fountainbleu and Terrible's. It partners with a California-based co-packer to manage production and quality control.

Nutcase is led by a founding team with experience at companies including Gopuff, Whole Foods, and successful influencer-led consumer brands. The Company is supported by strategic investors and public figures, and aims to build a culturally resonant brand in the plant-based beverage space.

Business Plan

Mission & Vision
Nutcase's mission is to fuel mind and body with clean, premium cashew milk — evoking joy and nostalgia while supporting modern health and wellness values. The brand focuses on simple, functional ingredients and indulgent flavors that resonate with consumers who want better-for-you versions of familiar favorites.

Product Line
Nutcase currently offers three ready-to-drink cashew milk flavors:

1. Chocolate – with alkalized cocoa, dates, agave, and Himalayan salt
2. Vanilla – enhanced with vanilla and cinnamon
3. Strawberry – naturally flavored with clean, minimal ingredients

Each product is shelf-stable and formulated to deliver potassium, protein, and healthy fats. Products are free from dairy, gluten, refined sugar, oils, dyes, and artificial additives.

Target Market
Nutcase serves millennials, Gen Z consumers, athletes, and individuals with dietary restrictions such as dairy-free, gluten-free, and vegan lifestyles. The brand also appeals to adults nostalgic for childhood favorites but seeking cleaner, functional alternatives.

Distribution Strategy
Nutcase sells primarily through e-commerce channels including its Shopify website, Amazon, and TikTok Shop. Retail distribution began with local placements at Fountainbleu and Terrible's, with plans to scale into national retail and grocery outlets.

In addition to retail and online channels, Nutcase plans to expand into foodservice, hospitality, and school partnerships as part of its long-term growth strategy.

Marketing & Community Engagement
The Company is building a highly engaged community through social media, influencer partnerships, and organic marketing efforts. Influencer backing has driven early brand recognition and contributed to product virality.

Product Development & Innovation
Future innovation may include limited-time or seasonal flavors to drive repeat engagement and expand the product line. The Company has not yet filed for patents or trademarks but intends to do so as the brand grows.

Operations
Nutcase partners with a California-based co-packer who oversees manufacturing and quality control, supporting scalable and consistent production.

Financial Strategy
The Company is targeting gross margins of approximately 60% and plans to reinvest in marketing, distribution, and team growth. Proceeds from this offering will be used to support product development, marketing and customer acquisition, and hiring.

Competitive Landscape
Nutcase competes with brands such as Nesquik, Yoohoo, Slate, Oatly, Califia Farms, and Elmhurst. It differentiates itself through nostalgic flavors, clean ingredients, and a culturally relevant, community-driven brand.

Revenue Streams
Nutcase generates revenue through multiple channels, with a focus on direct-to-consumer and retail sales:

1. E-Commerce Sales
   Nutcase sells directly to consumers via its Shopify-powered website, Amazon storefront, and TikTok Shop. These channels allow for higher-margin transactions, direct customer engagement, and efficient brand storytelling.
2. Retail Distribution
   The Company has launched in select retail and convenience locations, including Fountainbleu and Terrible's. Nutcase intends to scale retail placements into regional and national grocery chains, health food stores, and specialty retailers.
3. Wholesale and Foodservice *(Planned)*
   Nutcase plans to enter the wholesale and foodservice markets by supplying its products to hospitality venues, gyms, schools, and other institutional partners that align with its wellness and lifestyle brand positioning.
4. Limited Edition & Seasonal Products *(Planned)*
   Nutcase may introduce limited-time or seasonal flavors to drive brand engagement, support retail activations, and create scarcity-based buying incentives that increase repeat purchases and customer loyalty.

The Company anticipates that e-commerce will continue to drive early revenue while retail and wholesale channels become significant contributors as distribution expands.

Customer Base

Nutcase serves a growing audience of health-conscious consumers who value clean ingredients, plant-based nutrition, and nostalgic flavors. Key customer segments include:

- Millennials and Gen Z: Young adults who prioritize wellness, sustainability, and brand values when making purchasing decisions. This group is highly engaged on social media and responsive to influencer-backed, culturally relevant brands.
- Athletes and Active Lifestyles**:** Consumers who seek functional nutrition to support endurance, recovery, and performance. Nutcase appeals to this group with products rich in potassium, healthy fats, and natural sugars from dates and agave.
- Diet-Conscious Shoppers: Individuals with dietary restrictions or preferences such as dairy-free, gluten-free, or vegan lifestyles. Nutcase offers a clean-label option free from common allergens and artificial additives.
- Modern Nostalgics: Adults who grew up with traditional chocolate milk and are now seeking a healthier alternative that still delivers indulgent taste and familiar comfort.

Nutcase's branding and ingredient profile position it to appeal to a wide range of consumers seeking flavorful, better-for-you beverages without compromise.

Intellectual Property
As of the date of this filing, Nutcase Milk does not own any registered trademarks, patents, or other formal intellectual property. The Company does intend to pursue trademark registration for its brand and product names as it scales and expands into broader retail distribution.

The Company relies on trade dress, proprietary formulations, and brand identity to differentiate its products in the marketplace. The Company intends to file federal trademark applications for its brand and product names in the second half of 2025 as part of its broader brand protection strategy.

Governmental/Regulatory Approval and Compliance
Nutcase Milk operates in the food and beverage industry and is subject to applicable federal, state, and local regulations related to food production, labeling, and distribution.

The Company's products are manufactured by a third-party co-packer in California, which is responsible for compliance with all relevant food safety and quality control standards, including those established by the U.S. Food and Drug Administration (FDA) and state health authorities. Nutcase's beverages are shelf-stable and labeled in accordance with FDA requirements for nutritional content, ingredient disclosures, and allergen statements.

As the Company expands into additional retail and foodservice channels, it may be subject to further regulatory oversight depending on the jurisdictions and distribution partners involved. The Company currently has no outstanding regulatory actions, investigations, or non-compliance notices.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3%	$3,000	3%	$30,000
Marketing and Brand Development	40%	$40,000	40%	$400,000
Retail Sales Expansion	26%	$26,000	26%	$260,000
Inventory and Fulfillment	20%	$20,000	20%	$200,000
Overhead and Operating Expenses	11%	$11,000	11%	$110,000
Total	100%	$100,000	100%	$1,000,000

The Use of Proceeds chart is not inclusive of fees paid to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign.

The Company has discretion to alter the use of proceeds described above. Actual uses may vary depending on the amount of capital raised, the timing of receipt, evolving business needs, and emerging opportunities. If less than the maximum amount is raised, the Company may reallocate proceeds among the listed categories in a manner it deems necessary to support operations and growth.

DIRECTORS, OFFICERS AND EMPLOYEES

The table below sets forth the officers and directors of the Company as of June 6, 2025.

Name	Position	Term of Office (if indefinite, give date appointed)	Does the employee work full time for the company, and if not, where else does the employee work?
Joelle Weinand	CEO, President, Secretary, Treasurer and Director	January 4, 2023	Yes

Joelle Weinand
President, Secretary and Director

Joelle Weinand is our Founder & CEO. A proven founder with 4 startups under her belt, she has a keen ability to see unique opportunities and create disruptive brands that challenge the status quo. Prior to Nutcase, she started fast casual Wolf Down, bringing Germany's #1 street food, and best kept secret, to North America. A big hit, the restaurant is now franchising. Having laid that foundation, she has now shifted her focus to disrupting the food world yet again – this time in CPG with her premium cashew milk brand Nutcase.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Class and Series of Security	Securities Authorized	Securities Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	8,500,000	One vote per share	No Material Other Rights
Issued Stock Options		700,000	No voting rights until exercised	No Material Other Rights
Unallocated Option Pool (Common Stock)		800,00	No voting rights	No Material Other Rights

Type of security	Common Stock
Amount\outstanding	8,500,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	70%

Type of security	Stock Options
Amount authorized	1,500,000
Amount outstanding	700,000
Voting Rights	The holders of options do not have any voting rights until they exercise.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company, for business purposes, may issue additional options, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	12% - including allocated but unissued options

Type of security	SAFEs
Amount Raised	$1,300,000
Voting Rights	SAFE holders do not have voting rights unless and until their SAFEs convert to equity.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	SAFE holders are entitled to convert into equity—typically at a discount or valuation cap—which may result in dilution to other equity holders, including investors whose Notes/Bonds convert into equity. If the Company issues additional SAFEs, further dilution may occur.

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	18%

Valuation

The $20 million valuation cap referenced in the SAFE represents a Company-determined valuation and has not been independently appraised or confirmed by a third party. This valuation reflects management's assessment of the Company's market potential, growth trajectory, and brand development stage. The SAFE instruments convert at a $20M valuation cap.

Ownership

Prior to this offering, the Company has been owned by the officers and directors of the Company.

The following people own 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Joelle Weinand	6,000,000	71%
Tyler Blevins	2,000,000	24%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Liquidity and Capital Resources

As of December 31, 2024, Nutcase reported total assets of $421,092, primarily comprising inventory valued at $346,930, and cash and cash equivalents of $48,433. The Company's short-term liabilities total $16,279 and long-term liabilities total $950,000 of long-term liabilities in the form of convertible SAFEs.

Equity financing has been the primary source of capital, with safeholders contributing an additional $800,000 in 2025, totaling $1,750,000 to date.

The company's financial condition shows a net operating loss of $367,440 for the year ended December 31, 2024, reflecting typical startup expenses including administrative and operational costs. Given that the Company was incorporated in January 2023, these expenses are expected and align with initial business development phases.

Historical Results of Operations

Nutcase generated approximately $185,000 in revenue in 2024. During this period, the Company focused on launching its initial product line, building brand awareness, and establishing early retail and e-commerce distribution. The Company also invested in marketing and operational infrastructure to support future growth.

Future Expectations and Use of Proceeds

The Company plans to raise up to $1 million in this Offering, which is vital for its liquidity and operational needs. The Company will rely on the proceeds of this Offering to ensure that it can sustain its operations and continue its development activities without immediate cash flow concerns.

Capital Expenditures and Other Obligations

As of the date of this Offering, Nutcase's monthly operating expenses are approximately $35,000. If the Company raises the maximum offering amount of $1,000,000, the projected monthly burn rate will increase to approximately $75,000 to support expanded marketing, retail distribution, inventory, and operations. The Company believes that proceeds from this offering, if successful, will provide sufficient working capital to support its planned growth for the next 12–18 months.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering SAFEs (Simple Agreement for Future Equity) for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company may conduct multiple closings on a rolling basis as funds are committed and accepted, provided that the Minimum Amount has been reached. The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 31, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Simple Agreement for Future Equity ("SAFE"). Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. The Company may conduct one or more closings on a rolling basis after reaching the Minimum Amount. Purchasers whose investments are accepted in a rolling close will receive notice and be issued their securities promptly following the applicable closing date. If the Company raises the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

SAFEs are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

A SAFE provides its holder a right to acquire certain shares of the Company's Common Stock or Preferred Stock (together, the "Capital Stock"), as applicable, at a valuation of $20 million valuation cap.

If there is a Preferred Equity Financing before the termination of the SAFE, then the SAFE will automatically convert into shares of Preferred Stock. If there is a Common Equity Financing, or a transaction in which the Company issues and sells Common Stock under Regulation A (17 CFR 230.261 et seq.), then the SAFE will automatically convert into shares of Common Stock.

The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
3.0% of the amount raised to the intermediary, Issuance Express.

Stock, Warrants and Other Compensation
None.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Carta.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.00001 per share, of which 8,500,000 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing by the Company of greater than (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted. The Company does not have any voting agreements in place. The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

Exempt Offerings Conducted Within The Past Three Years

The Company conducted the following exempt offerings in the past three years:

Exemption Relied Upon	Security Offered	Date of Offering
Rule 506(b) of Regulation D	SAFE - $5 mil cap	May 2023
Rule 506(b) of Regulation D	SAFE - $5 mil cap	August 2023
Rule 506(b) of Regulation D	SAFE - $5 mil cap	October 2023
Rule 506(b) of Regulation D	SAFE - $5 mil cap	December 2023
Rule 506(b) of Regulation D	SAFE - $10 mil cap	March 2024
Rule 506(b) of Regulation D	SAFE - $10 mil cap	August 2024
Rule 506(b) of Regulation D	SAFE - $10 mil cap	January 2025
Rule 506(b) of Regulation D	SAFE - $10 mil cap	May 2025

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

As of the date of this Offering Statement, the Company has issued approximately $550,000 in SAFE agreements to a related party. These agreements were executed on terms consistent with those offered to unaffiliated investors. Other than this, the Company does not have any additional related-party transactions to disclose.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Signed by:

Joelle Weinand

2E85415C2A9240D...

(Signature)

Joelle Weinand

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signed by:

Joelle Weinand

2E85415C2A9240D...

(Signature)

Joelle Weinand

Director

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Articles of Incorporation

Exhibit C   Company By Laws

Exhibit D   Offering Landing Page

Exhibit E   SAFE